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BANKUNITED FINANCIAL CORPORATION

255 Alhambra Circle • Coral Gables, Florida 33134

Telephone: (305) 569-2000

March 21, 2008

David Lyon

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549-0408

RE:	BankUnited Financial Corporation

Form 10-K for the fiscal year ended September 30, 2007

Form 10-Q for the quarterly period ended December 31, 2007

Schedule 14A

File No. 001-13921

Dear Mr. Lyon,

We have received your correspondence dated March 7, 2008, in which your staff commented on the above filings of BankUnited Financial Corporation. As discussed with you earlier today the process of preparing and reviewing our responses will require additional time. Accordingly, we expect to provide our responses on or before April 4, 2008.

Very truly yours,

/s/ Humberto L. Lopez
Humberto L. Lopez
Senior Executive Vice President and Chief Financial Officer